UNITED  STATES
                      SECURITIES  AND  EXCHANGE  COMMISSION
                            Washington,  D.C.  20549

                                 FORM  12b-25

                          NOTIFICATION  OF  LATE  FILING

(Check One) __ Form 10-K  __ Form 20-F __ Form 11-K  (X) Form 10-Q __ Form N-SAR

                 For  Period  Ended:   September  30,  2002
                 [  ]     Transition  Report  on  Form  10-K
                 [  ]     Transition  Report  on  Form  20-F
                 [  ]     Transition  Report  on  Form  11-K
                 [  ]     Transition  Report  on  Form  10-Q
                 [  ]     Transition  Report  on  Form  N-SAR
                 For  the  Transition  Period Ended:____________________________

 READ  ATTACHED  INSTRUCTION  SHEET BEFORE PREPARING FORM.  PLEASE PRINT OR TYPE

   Nothing in the form shall be construed to imply that the Commission has verified any information contained herein.
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    If  the  notification  relates  to  a  portion  of the filing checked above, identify  the  Item(s)  to  which  the  notification  relates:
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PART  I  -  REGISTRANT  INFORMATION

VILLAGEWORLD.COM,  INC.
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Full  Name  of  Registrant
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Former  Name  if  Applicable

620  JOHNSON  AVENUE
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Address  of  Principal  Executive  Office  (STREET  AND  NUMBER)

BOHEMIA,  NY     11716
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City,  State  and  Zip  Code


PART  II  -  RULES  12b-25(b)  and  (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box)

 X       (a)     The  reasons described in reasonable detail in Part III of this form  could  not  be  eliminated  without  unreasonable  effort  or  expense;

 X       (b)     The  subject  annual  report,  semi-annual  report,  transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

 __      (c)     The  accountant's  statement  or other exhibit required by Rule
12b-25(c)  has  been  attached  if  applicable.

PART  III  -  NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed with the prescribed time period. (Attach Extra Sheets if Needed).

As a result of a new Small Business Issuer disclosure item (Reg. S-B 307) as well as newly mandated officers' certification requirements and related procedures applicable to this quarterly filing, the Company needs additional time to complete the 10-QSB Report. In addition, the Company is in the process of finalizing with special litigation counsel the disclosure pertaining to a recent legal proceeding, which commenced late in the third quarter.

PART  IV  -  OTHER  INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

         Celia  Schiffner            631                218-0700
         -----------------     -----------        ------------------
           (Name)                (Area  Code)        (Telephone  Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such reports been filed? If answer is no identify report(s).
         X  Yes   __  No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
         X  Yes   __  No

         If  so,  attach  an  explanation   of  the  anticipated  change,   both
narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

         The Small Business Issuer reported a net loss of $295,000 and $975,000 for the respective three and nine-month periods ended one year ago. The Small Business Issuer expects to report a net loss of approximately $48,000 for the current quarter and net income of approximately $53,000 for the current year-to-date period.

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                           VILLAGE  WORLD.COM,  INC.
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                  (Name  of  Registrant  as  Specified  in  Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date    11/14/02                        By  /s/  PETER  J.  KEENAN
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                                       PETER  J.  KEENAN,  PRESIDENT

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the persons signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative ( other than an executive officer ), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                   ATTENTION
  Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

                              GENERAL  INSTRUCTION

1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549 in accordance with Rule
0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amendment notification.

5. ELECTRONIC FILERS. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (Section 232.201 or Section 232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (Section 232.12(c) of this chapter).